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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Quintiles Transnational Holdings Inc.

(Name of Issuer)

Common Stock, par value US$0.01 per share

(Title of Class of Securities)

74876Y101

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 639,172*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 639,172*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 639,172*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5%**
12.	Type of Reporting Person (See instructions) HC

* See Item 4 of this Schedule.

** Based on 119,384,993 shares of Common Stock, par value US$0.01 per share (“Shares”), reported as outstanding by Quintiles Transnational Holdings Inc. as of February 4, 2016 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on February 11, 2016.

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1.	Names of Reporting Persons Fullerton Management Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 639,172*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 639,172*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 639,172*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5%**
12.	Type of Reporting Person (See instructions) HC

* See Item 4 of this Schedule.

** Based on 119,384,993 Shares reported as outstanding by Quintiles Transnational Holdings Inc. as of February 4, 2016 in its Annual Report on Form 10-K filed with the SEC on February 11, 2016.

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1.	Names of Reporting Persons Temasek Life Sciences Private Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 639,172*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 639,172*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 639,172*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5%**
12.	Type of Reporting Person (See instructions) CO

* See Item 4 of this Schedule.

** Based on 119,384,993 Shares reported as outstanding by Quintiles Transnational Holdings Inc. as of February 4, 2016 in its Annual Report on Form 10-K filed with the SEC on February 11, 2016.

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Item 1.

	(a)	Name of Issuer:

Quintiles Transnational Holdings Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

4820 Emperor Blvd., Durham, North Carolina 27703, USA

Item 2.

	(a)	Name of Person Filing:

(1) Temasek Holdings (Private) Limited (“Temasek Holdings”)

(2) Fullerton Management Pte Ltd, a wholly-owned subsidiary of Temasek Holdings (“Fullerton”)

(3) Temasek Life Sciences Private Limited, a wholly-owned subsidiary of Fullerton (“Temasek Life Sciences”)

	(b)	Address of the Principal Business Office or, if None, Residence:

(1) 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(2) 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(3) 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

	(c)	Citizenship:

(1) Republic of Singapore

(2) Republic of Singapore

(3) Republic of Singapore

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

	(e)	CUSIP Number:

74876Y101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

	(a)	Amount beneficially owned:

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As of December 31, 2015, Temasek Life Sciences directly owned 639,172 Shares. Temasek Life Sciences is wholly-owned by Fullerton, which in turn is wholly-owned by Temasek Holdings. Accordingly, as of December 31, 2015, each of Temasek Holdings and Fullerton may be deemed to have beneficially owned the 639,172 Shares owned directly by Temasek Life Sciences.

(b) Percent of class:

As of December 31, 2015, the Shares that may be deemed to have been beneficially owned by Temasek Holdings and Fullerton, and directly and beneficially owned by Temasek Life Sciences, constituted approximately 0.5% of the Shares outstanding.

This percentage calculation is based on 119,384,993 Shares reported as outstanding by Quintiles Transnational Holdings Inc. as of February 4, 2016 in its Annual Report on Form 10-K filed with the SEC on February 11, 2016.

(c) Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

Temasek Holdings: 639,172

Fullerton: 639,172

Temasek Life Sciences: 639,172

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

Temasek Holdings: 639,172

Fullerton: 639,172

Temasek Life Sciences: 639,172

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

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Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016		TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Christina Choo
Name: Christina Choo
Title: Authorised Signatory

FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

TEMASEK LIFE SCIENCES PRIVATE LIMITED

	By:	/s/ Lim Siew Lee Sherlyn
Name: Lim Siew Lee Sherlyn
Title: Director